

May 19, 2014

<u>Via E-mail</u>
Rice Powell
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kroner Strasse 1
61352 Bad Homburg, Germany

> **Re:** **Fresenius Medical Care AG & Co. KGaA**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 001-32749**

Dear Mr. Powell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 56
Critical Accounting Policies, page 57
Recoverability of Goodwill and Intangible Assets, page 57

1.   In light of the significance of goodwill to your consolidated financial statements, please tell us whether any of your reporting units is at risk of failing step one of the impairment test because its fair value is not substantially in excess of carrying value and the basis for your conclusion. To the extent you determine that a reporting unit is at risk of failing step one of the impairment test, revise future filings to provide investors with greater insight into the potential impairment by providing the following information:

- Disclose the percentage by which the fair value exceeds the carrying value as of the date of the most recent test;

- Provide a discussion of the degree of uncertainty associated with the key assumptions; and

- Provide a discussion of potential events and/or changes in circumstances that could be reasonably expected to negatively affect the key assumptions.

Financial Condition and Results of Operations, page 62

2.   In your conference call for fiscal year 2013 on February 25, 2014, you discuss the effect on revenues of paying medical device excise tax in the current year, in accordance with the Patient Protection and Affordable Care Act. Please clarify for us how you have recorded this tax in your consolidated statement of income. If included in net revenue, please confirm you will disclose the amount separately on the face of the income statement in future filings, in accordance with Rule 5-03 of Regulation S-X.

Item 18. Financial Statements, page 143
Note 18. Income Taxes, page F-44

3.   We note that your reconciliation between the actual and expected income tax includes a significant line item for tax rate differentials. In order to provide investors with greater insight into this item that affects your income taxes, please expand your disclosure in future filings to discuss how the tax rate differential is determined, to identify the significant components of these items and to discuss what countries contribute to this tax rate differential and whether there are any known uncertainties or trends that could affect your income taxes in future periods. Refer to Item 303(a) of Regulation S-K. Provide us with a sample of your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining